Exhibit 12.1

Deluxe Corporation
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2005	2004	2003	2002	2001	2000
Earnings:

Income from continuing operations before
income taxes	$250,734	$316,873	$299,380	$340,722	$297,534	$273,429

Interest expense (excluding capitalized interest)	56,604	32,851	19,241	5,079	5,691	11,900

Portion of rent expense under long-term operating
leases representative of an interest factor	4,799	4,929	2,478	3,058	3,540	3,520

Total earnings	$312,137	$354,653	$321,099	$348,859	$306,765	$288,849

Fixed charges:

Interest expense (including capitalized interest)	$57,399	$33,299	$19,241	$5,139	$5,691	$11,900

Portion of rent expense under long-term operating
leases representative of an interest factor	4,799	4,929	2,478	3,058	3,540	3,520

Total fixed charges	$62,198	$38,228	$21,719	$8,197	$9,231	$15,420

Ratio of earnings to fixed charges	5.0	9.3	14.8	42.6	33.2	18.7